Mail Stop 3010

May 7, 2010

Via U.S. Mail and Facsimile 209.736.2608

Mr. Brian Wilmot
President and Chief Executive Officer
Eagle Oil Holding Company, Inc.
50 W. Liberty Street, Suite 880
Reno, NV 89501

> **Re: Eagle Oil Holding Company, Inc.**
> **Item 4.01 Form 8-K**
> **Filed February 19, 2010**
> **File No. 0-53279**

Dear Mr. Wilmot:

We issued comments to the company on the above captioned filing on February 19, 2010**.** As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by May 21, 2010 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding requests or contact us by May 21, 2010**,** we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

You may contact the undersigned at 202.551.3573 if you have questions.

Sincerely,

Mark Rakip
Staff Accountant